August 27, 2009
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc. Preliminary Proxy Statement Filed on Schedule 14A Filed on August 6, 2009 File No.: 001-33721
Ladies and Gentlemen:
On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a revised copy of the Preliminary Proxy Statement on Schedule 14A originally filed on August 6, 2009 (the “Proxy Statement”). For your convenience, marked copies of this filing are being sent via overnight mail to Rose Zukin.
This letter is being filed in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 17, 2009.
In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Proxy Statement.
Proxy Statement
General
1.	As it appears that there was no determination as to whether the fair market value of Patriot prior to the acquisition was equal to 80% of your net assets, please provide an opinion of counsel supporting your determination that the acquisition is in compliance with state law and your Certificate of Incorporation and Bylaws.
Response:
Pursuant to the Staff’s comment, we have modified our filing on pp. 55 and 56 to provide additional disclosure regarding our determination that the fair market value of Patriot prior to the acquisition was equal to 80% of our net assets.
2.	Please update your financial statements and financial information pursuant to Rule 3-12 of Regulation S-X.

Response:
Pursuant to the Staff’s comment, we have modified the disclosure throughout our filing to update our financial statements and financial information pursuant to Rule 3-12 of Regulation S-X.
The Warrant Redemption Proposal, page 51
3.	Please expand your disclosure to state the number of warrants outstanding and the number of warrant holders.
Response:
Pursuant to the Staff’s comment, we have modified our disclosure on p. 51 to state the number of warrants outstanding and the number of warrant holders.
The Acquisition Proposal, page 54
Factors Considered by the Inter-Atlantic Board in Approving the Transaction, page 56
4.	We note that your IPO prospectus states that your initial business combination must be with a target business or businesses, if more than one business is to be acquired, whose fair market value is at least 80% of the amount in your trust account. Please present an analysis supporting your determination that Patriot has a fair market value of 80% of the amount in Inter-Atlantic’s trust account or include a separate stand alone risk factor disclosing that you did not perform this analysis. The risk factor should discuss your uncertainty as to Patriot’s fair market value and disclose that each public shareholder at the time of the merger who purchased in the IPO may have securities law claims against Inter-Atlantic for rescission or damages.
Response:
Pursuant to the Staff’s comment, we have modified our filing on p. 56 to expand the disclosure related to our analysis supporting our determination that Patriot has a fair market value of 80% of the amount in Inter-Atlantic’s trust account.
5.	Additionally, please revise the risk factor on page 39 entitled “Inter-Atlantic did not obtain an opinion ...” to remove the reference to the board’s determination that Patriot’s fair market value exceeded 80% of Inter-Atlantic’s net assets. Similarly, remove the statements on page 55 and 56 indicating that the board agreed that Patriot’s fair market value was at least equal to 80% of Inter-Atlantic’s expected net assets at the time of closing of the acquisition.

Response:
Pursuant to the Staff’s comment, we respectfully refer the Commission to our response to Comment #4 above.
6.	Please revise the discussion of the pro forma combined financial projections to include a discussion of the assumptions used to develop these projections. Additionally, disclose pro forma combined projected revenues and expenses.
Response:
Pursuant to the Staff’s comment, we have modified our discussion of the pro forma combined financial projections on p. 56 to include a discussion of the assumptions used to develop these projections and to disclose pro forma combined projected revenues and expenses.
7.	Disclose each comparable companies’ ratio of stock price to projected 2010 net income per share estimates.
Response:
Pursuant to the Staff’s comment, we have modified our filing on p. 56 to disclose each comparable companies’ ratio of stock price to projected 2010 net income per share estimates.
8.	Please revise your filing to explain how the board’s analysis supported the determination that the consideration offered is fair to the Inter-Atlantic shareholders.
Response:
Pursuant to the Staff’s comment, we have modified our filing on p. 56 to explain how the board’s analysis supported the determination that the consideration offered is fair to the Inter-Atlantic shareholders.

Information about Patriot Business
Insurance Segment
Products, page 100
9.	In the table presented on page 104, please revise to correct the periods presented as both tables indicate the “Three months ended March 31, 2009.”
Response:
Pursuant to the Staff’s comment, we have modified our filing on p. 104 to correct the periods presented in the table.
Executive Compensation
Compensation Components, page 135
10.	We note your response to Comment 4. We note your statement on page 135 that Patriot reviews the individual performance of each executive officer in awarding discretionary annual bonuses. Additionally, we note your statement that the executive officer’s employment agreements provide set criteria on which annual bonuses are based. Please revise the discussion of discretionary annual bonuses to identify these criteria for each Named Executive Officer. To the extent that any of the goals or objectives were quantified, the disclosure should also be quantified. If the board of directors decided not to use these criteria in determining bonuses, please explain why and describe the criteria that were used. Please note, the failure to pay bonuses does not relieve the requirement to disclose goals and objectives.
Response:
Pursuant to the Staff’s comment, we have revised the disclosure on p. 135 to clarify the criteria on which discretionary bonuses to Patriot’s named executive officers were based. These criteria were a quantified target for top-line revenue and the completion of Patriot’s planned initial public offering.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Premiums Managed, page 143
11.	Please refer to your response to our Comment 5 and the revised disclosure. Premiums managed is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. In this regard, we believe this non-GAAP financial measure cannot be reconciled because the premiums written by other insurance companies are not included in your financial statements. We believe no substantive justification exists for aggregating the premiums written by other insurance companies and direct premiums written by the company. Further, there would appear to be no useful purpose for such aggregated information with respect to management’s operation and analysis of the Company’s business. Please revise to remove premiums managed and the related discussion.
Response:
Pursuant to the Staff’s comment, we have modified our filing to remove premiums managed and the related discussion.
Adjusted EBITDA, page 143
12.	Please refer to your response to our Comment 5 and the revised disclosure. We continue to believe that EBITDA should not be presented as a measure of operating performance. As such, please remove the presentation of adjusted EBITDA and the related discussion or provide us with additional information to demonstrate why EBITDA provides useful information to investors.
Response:
Pursuant to the Staff’s comment, we have modified our filing to remove the presentation of Adjusted EBITDA and the related discussion.
Unaudited Pro Forma Condensed Combined Financial Statements, page 197
13.	Please revise to correctly identify the pro forma financial statement presented (i.e. balance sheet) as “pro forma condensed combined financial statements” implies the full presentation of financial statements rather than just the balance sheet.
Response:
Pursuant to the Staff’s comment #14 below, we have modified our filing to remove the presentation of the pro forma condensed combined financial statements.
14.	Please include disclosure about why the pro forma balance sheet information is meaningful to an investor.
Response:
Pursuant to the Staff’s comment, we have modified our filing to remove the presentation of the pro forma condensed combined financial statements.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call William Haddad (212-335-4998) should you have any questions.
Very truly yours,
/s/ William N. Haddad
William N. Haddad
cc: Andrew S. Lerner